UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 13

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

☐Yes No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Press Release: Nortel Inversora S.A. Announces Consolidated Nine Month Period and Third Quarter Results for Fiscal Year 2016

Nortel Inversora S.A. Announces Consolidated Nine Month Period and Third Quarter Results for Fiscal Year 2016

BUENOS AIRES, Argentina, Nov. 9, 2016 -- Nortel Inversora S.A. (NYSE: NTL)

Nortel Inversora S.A. ("Nortel" or the "Company") announces consolidated income of AR$ 2,484 million for the nine-month period ending September 30 of fiscal year 2016, of which AR$ 1,362 million correspond to Nortel as parent company of Telecom Argentina S.A. ("Telecom").

The sole material activity of Nortel is holding 54.74% of the capital stock of Telecom, representing a holding of 55.60% of the voting and economic rights of Telecom as a result of Telecom's holding of 15,221,373 shares of treasury stock. The holding of such shares of treasury stock has been extended for up to three additional years pursuant to the resolution of the Ordinary and Extraordinary Stockholders Meeting of Telecom held on April 29, 2016.

Relevant Matters

Summary of the Resolutions approved by the Ordinary and Extraordinary General Stockholders Meeting held on April 29, 2016

The Ordinary and Extraordinary General Stockholders Meeting held on April 29, 2016 resolved, among other issues:

1.	to approve the Annual Report and Financial Statements as of December 31, 2015;
2.	to allocate the non-appropriated profit amount as of December 31, 2015, of AR$ 1,891 million, to the already existing Voluntary Reserve for the Future Distribution of Dividends, authorizing the Board of Directors to approve the timing and amounts to be deducted from the Voluntary Reserve for the Future Distribution of Dividends, taking into account the Company's future economic and financial conditions, and liquidity, and the subsequent distribution of such amounts as cash dividends;
3.	the appointment of the members of the Supervisory Committee for fiscal year 2016.

Dividends Payment

The Company's Board,

(i) at its meeting held on August 9, 2016, pursuant to the powers granted by the Stockholders´ Meeting, decided to deduct an amount of AR$ 172 million from the "Voluntary Reserve for the Future Distribution of Dividends" and distribute such amount as cash dividends, which were made available to the shareholders as from August 30, 2016, of which AR$ 84 million were cash dividends for the Class "B" Preferred Shares and AR$ 88 million were cash dividends for the shares of common stock; and

(ii) at its meeting held on October 24, 2016, approved the distribution of AR$540 million as cash dividends in advance, subject to the ratification by the Ordinary General Stockholders' Meeting in which the annual Financial Statements shall be considered, of which AR$ 264 million shall be paid as cash dividends in advance to the Class "B" Preferred Shares, and AR$ 276 million shall be paid as cash dividends in advance to the shares of common stock. The dividends in advance were made available to the shareholders as from November 7, 2016.

(Financial Tables below)

Nine Month Period of Fiscal Year ending December 31, 2016
(in millions of Argentine Pesos)

Consolidated Income Statement	September 2016	September 2015

Total sales and other income	38,852	28,605
Operating costs	(33,358)	(24,166)
Operating income	5,494	4,439
Financial results, net	(1,654)	(167)
Net income before income tax expenses	3,840	4,272
Income tax	(1,356)	(1,497)
Net income	2,484	2,775
Other comprehensive income, net of taxes	274	(86)
Total comprehensive income for the period	2,758	2,689

Consolidated Balance Sheet	September 2016	December 2015

Current assets	13,014	11,569
Non-current assets	30,597	26,973
Total assets	43,611	38,542
Current liabilities	21,584	16,945
Non-current liabilities	3,056	3,944
Total liabilities	24,640	20,889
Equity attributable to Nortel	10,513	9,605
Equity attributable to non-controlling shareholders	8,458	8,048
Total equity	18,971	17,653
Total liabilities and equity	43,611	38,542

Ratios

Liquidity (a)	0.60	0.68
Indebtedness (b)	1.30	1.18

(a) Current assets to current liabilities
(b) Total liabilities to shareholders' equity

María de los Angeles Blanco Salgado
Officer in Charge of Market Relations

CONTACT: Maria Blanco Salgado, mblancosalgado@ta.telecom.com.ar, 54-11-4968-3631

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: November 9, 2016	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations